

Mail Stop 3561

July 1, 2016

Via E-mail
Mr. Steeve Thibeault
Chief Financial Officer
Turquoise Hill Resources, Ltd.
Suite 354-200 Granville Street
Vancouver BC
Canada, V6C 1S4

> **Re: Turquoise Hill Resources, Ltd.**
> **Form 40-F for the fiscal year ended December 31, 2015**
> **Filed March 17, 2016**
> **Form 6-K filed May 6, 2016**
> **File No. 001-32403**

Dear Mr. Thibeault:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

6-K Filed May 6, 2016

Exhibit 99-1

1.   We note your disclosure that your 2016 Oyu Tolgoi feasibility study has been completed. Please forward to our engineer, as supplemental information and not as part of your filing, the 2016 Oyu Tolgoi feasibility study, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps
- Description of your sampling and assaying procedures
- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs
- Description and examples of your cut-off calculation procedures
- Cutoff grades used for each category of your reserves and resources
- Justifications for the drill hole spacing used to classify and segregate proven and
- probable reserves
- A detailed description of your procedures for estimating reserves
- Copies of any pertinent engineering or geological reports, and executive summaries
- of feasibility studies or mine plans including the cash flow analyses
- A detailed permitting and government approval schedule for the project, particularly
- identifying the primary environmental or construction approval(s) and your current
- location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Form 40-F for the fiscal year ended December 31, 2015

Exhibit 99.2

17. Income Taxes, page 40

2.   We note you recognized $165 million tax benefit at December 31, 2015 as a result of your reassessment of a deferred tax asset arising from accrued but unpaid interest expense. Please address the following:

- Provide us with analysis of your accounting citing the authoritative literature used to reach your conclusion. Specifically address why it was recorded in the current period.
- Tell us which of your debt instruments generated the applicable interest expense and the periods that it was recognized.
- Tell us where you recognize the applicable interest expense in the statements of income (loss) and accrue it in the statements of financial position.

20. Non-controlling interests, page 44

3.   Please tell us why you are recording the $751 million of common share investments funded on behalf of Erdenes against the non-controlling interest. In addition, tell us why you believe the balance is recoverable considering the continued allocation of losses to the non-controlling interest. Please cite the authoritative literature used to reach your conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or me at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining